Exhibit 9.1

MEDALIST DIVERSIFIED REIT, INC. ANNOUNCES SALE OF THE

CLEMSON BEST WESTERN UNIVERISTY INN

RICHMOND, VA., October 3, 2022--(BUSINESS WIRE)--Medalist Diversified REIT (NASDAQ: MDRR) (the "Company" or "Medalist"), a Virginia-based real estate investment trust that specializes in acquiring, owning and managing commercial real estate in the Southeast region of the U.S., today announced that Medalist Diversified Holdings, LP, the operating partnership of the Company, completed a successful sale of the Company’s Clemson Best Western University Inn, located in Clemson, South Carolina, to an unaffiliated purchaser on September 29, 2022. The property sold for $10,015,000. After retiring the mortgage payable of $7,750,000 and payment of closing costs, the Company realized approximately $1.8 million in net cash from the sale of the property. Including the release of reserves and escrows held by the lender, the Company generated approximately $3.2 million in unrestricted cash from the transaction.

Thomas Messier, CEO and Chairman, said, “the sale of the Clemson Best Western University Inn completes our effort to reposition our portfolio. We plan to re-deploy the cash into a potential new acquisition in the coming months and remain focused on flex/industrial and retail, which are less cyclical product types.”

About Medalist Diversified REIT

Medalist Diversified REIT Inc. is a Virginia-based real estate investment trust that specializes in acquiring, owning and managing value-add commercial real estate in the Mid-Atlantic and Southeast regions. The Company’s strategy is to focus on value-add and opportunistic commercial real estate which is expected to provide an attractive balance of risk and returns. Medalist utilizes a rigorous, consistent and replicable process for sourcing and conducting due diligence of acquisitions. The Company seeks to maximize operating performance of current properties by utilizing a hands-on approach to property management while monitoring the middle market real estate markets in the southeast for acquisition opportunities and disposal of properties as considered appropriate. For more information on Medalist, please visit the Company website at https://www.medalistreit.com.

Forward Looking Statements

This press release contains statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon the Company’s present expectations, but these statements are not guaranteed to occur, including, without limitation, with respect to the completion of the proposed public offering on the terms described or at all. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. Investors should not place undue reliance upon forward-looking statements. For further discussion of the factors that could affect outcomes, please refer to the "Risk Factors" section of the prospectus dated June 21, 2021 and its accompanying prospectus supplement dated November 17, 2021, and in the Company’s subsequent annual and periodic reports and other documents filed with the SEC, copies of which are available on the SEC’s website, www.sec.gov.

Contacts

Brent Winn
Medalist Diversified REIT, Inc.
804-338-7708
brent.winn@medalistprop.com